Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Announcement, dated June 12, 2007, regarding change of Independent Auditors

ULTRAPAR PARTICIPAÇÕES S.A.
PUBLICLY HELD COMPANY CNPJ/MF nº 33.256.439/0001-39 NIRE 35.300.109.724

São Paulo, Brazil, June 12, 2007 - ULTRAPAR PARTICIPAÇÕES S.A.(BOVESPA:UGPA4/NYSE:UGP) (“Ultrapar” or the “Company”), hereby informs you of the rotation of its independent auditor from Deloitte Touche Tohmatsu Auditores Independentes to KPMG Auditores Independentes, beginning from the year starting January 2007.

The rotation was made pursuant to the mandatory auditor rotation requirement of Article 31 of CVM instruction number 308/99.

Deloitte Touche Tohmatsu Auditores Independentes issued its report as independent auditor relating to the year ended December 31, 2006, which the Company filed in its 2006 Form 20-F.

Any further information or questions regarding this communication can be obtained by contacting Ultrapar’s Investor Relations Department.

André Covre
ULTRAPAR PARTICIPAÇÕES S.A.
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2007
ULTRAPAR HOLDINGS INC.

	By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Announcement, dated June 12, 2007, regarding change of Independent Auditor)